Exhibit 99.E

RECENT DEVELOPMENTS

The information contained in this section supplements the information about Chile corresponding to the headings below that is contained in Exhibit 99.D to Chile’s annual report on Form 18-K for the fiscal year ended December 31, 2016. To the extent the information in this section differs from the information contained in such annual report, you should rely on the information in this section. Capitalized terms not defined in this section have the meanings ascribed to them in the annual report.

CERTAIN DEFINED TERMS AND CONVENTIONS

Exchange Rates

For your convenience, Chile has provided translations of certain amounts into U.S. dollars at the exchange rates set forth in the following table, unless otherwise indicated.

Exchange Rate(1)
At January 31, 2017	Ps.648.87 per US$1.00
At February 28, 2017	Ps.645.19 per US$1.00
At March 31, 2017	Ps.662.66 per US$1.00
At April 28, 2017	Ps.664.28 per US$1.00
At May 30, 2017	Ps.675.31 per US$1.00
At June 30, 2017	Ps.663.21 per US$1.00
At July 31, 2017	Ps.651.58 per US$1.00
At August 31, 2017	Ps.628.36 per US$1.00
At September 29, 2017	Ps.636.85 per US$1.00
At October 31, 2017	Ps.636.49 per US$1.00
At November 30, 2017	Ps.642.41 per US$1.00
At December 29, 2017	Ps.615.22 per US$1.00
Average for the year ended December 31, 2017	Ps.649.33 per US$1.00

(1)	As reported by the Chilean Central Bank in accordance with paragraph 2 of article 44 of its Constitutional Organic Act.

The Chilean Central Bank reported the exchange rate for Chile’s formal exchange market at Ps.607.25 per US$1.00 as of January 10, 2018. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

REPUBLIC OF CHILE

Political Parties

Presidential and Congressional Elections

On November 19, 2017, Presidential elections were held in Chile. Among the several candidates, Sebastián Piñera, a center-right candidate and former President obtained approximately 36.6% of the votes and Alejandro Guillier, the candidate from the incumbent government coalition and current Senator, obtained approximately 22.7% of the votes. As no candidate obtained the absolute majority required to secure the presidency, a runoff election took place on December 17, 2017 between Mr. Piñera and Mr. Guillier, in which Mr. Piñera obtained approximately 54.6% of the votes. Mr. Piñera will take office on March 11, 2018, succeeding current president Michelle Bachelet.

The following tables detail the results of the presidential and congressional elections held in 2017:

2017 Presidential Election Vote

(%)

	1st round	Runoff
Center-Left(1)	22.7	45.4
Center-Right(2)	36.6	54.6
Left(3)	20.3	—
Right(4)	7.9	—
Others	12.5	—

(1)	“Center-Left” is an alliance of parties that changed its name from “Concertación” to “Nueva Mayoría” in 2013. For the 2017 presidential election, it included the following political parties: Partido Radical Socialdemócrata, Partido por la Democracia, Partido Socialista, Partido Comunista, Izquierda Ciudadana and Movimiento Amplio Social. The candidate representing the Center-Left alliance in the 2017 elections was Mr. Alejandro Guillier.
(2)	“Center-Right” parties created a coalition called “Chile Vamos” in 2015. For the 2017 presidential election, Chile Vamos included the following political parties: Unión Demócrata Independiente, Renovación Nacional, Evolución Política and Partido Regionalista Independiente. The candidate representing the Center-Right alliance in the 2017 elections was Mr. Sebastián Piñera.
(3)	Ms. Sánchez’s candidacy was supported by Partido Humanista, Partido Igualdad, Partido Liberal de Chile, Poder and Revolución Democrática.
(4)	Mr José Antonio Kast ran as an independent presidential candidate, formerly a member of Unión Demócrata Independiente.
(5)	“Others” corresponds to candidates Ms. Carolina Goic, Mr. Marco Enríquez-Ominami, Mr. Eduardo Artés and Mr. Alejandro Navarro.

Congressional Elections (Senate)

(number of senators)

2017
Revolución Democrática (Left)	1
Partido por la Democracia (Left)	4
Partido Demócrata Cristiano (Center)	3
Evolución Política (Center-Right)	2
Renovación Nacional (Center-Right)	6
Unión Demócrata Independiente (Right)	4
Partido Socialista (Left)	3

Congressional Elections (Chamber of Deputies)

(number of deputies)

2017
Partido Demócrata Cristiano (Center)	14
Partido Progresista (Center)	1
Partido por la Democracia (Left)	8
Partido Radical (Center-Left)	8
Partido Humanista (Left)	5
Revolución Democrática (Left)	10
Partido Ecologista Verde (Left)	1
Partido Igualdad (Left)	1
Partido Liberal de Chile (Center)	2
Poder (Center)	1
Revolución Democratica (Left)	10
Renovación Nacional (Center-Right)	36
Evolucion Politica (Center-Right)	6
Unión Demócrata Independiente (Right)	30
Independent (Right)	1
Partido Socialista (Left)	19
Partido Comunista (Left)	8
Federación Regionalista Verde Social (Regionalist)	4

Regional Elections

The following tables detail the results of the regional council elections held in November 2017:

Regional Council Elections (Regional Council Members)

2017
Unión Demócrata Independiente, PRI and Independents (Right)	56
Renovación Nacional and Evopoli (Center-Right)	77
Democracia Cristiana, Partido Socialista and Others (Center-Left)	70
Partido Comunista, Partido por la Democracia, Independent and Others (Center-Left)	47
Frente Amplio (Left)	18
Others	9

Total	277

Measures Implemented To Deter Terrorism and Money Laundering

In July 2017, UAF Chile together with the Financial Intelligence Unit of Guatemala, presented in GAFILAT´s XXXV Plenary a joint analysis of regional money laundering and financing of terrorism threats.

During 2017, UAF actively cooperated with its counterparts of the Dominican Republic, Argentina, Paraguay and APEC economies, providing training, exchanging best practices and organizing international workshops on money laundering and financing of terrorism.

In December 2017, the National AML/CFT Strategy completed the design and build-up of a National Action Plan 2017-2020. The plan is comprised of six strategic areas that cover 1) updating legal frameworks, 2) strengthening risk-based supervision, 3) strengthening financial investigation, 4) continuing specialized and general training, 5) strengthening interinstitutional coordination and cooperation and 6) preventing and combatting financing of terrorism. The 20 public institutions that are involved with the National Strategy have each committed to specific and concrete actions that will reinforce the prevention and combat of money laundering and financing of terrorism.

Ministry of Women and Gender Equality

Since its creation in 2015, this Ministry has pursued a broad agenda in matters related to reproductive rights. Among other initiatives, the Ministry introduced a bill to de-criminalize the interruption of pregnancies in certain cases, which was enacted and published in the Official Gazette on September 23, 2017.

This Ministry also promoted the inclusion of gender parity quotas in Congressional seats. The bill approved by Congress provided that in the November 2017 elections relating to a partial renewal of the members of the Senate and Chamber of Deputies, no political party would be allowed to promote a list of candidates with individuals of a single gender representing more than 60% of its total candidates. As a result, after the November 2017 elections the number of seats occupied by women in the Chamber of Deputies increased from 19 to 35 (of a new total of 155 seats). In the Senate, the number of seats occupied by women increased from six to 10 (of a total of 43 seats; in 2021, the Senate will increase to 50 seats).

THE ECONOMY

Gross Domestic Product

For the nine months ended September 30, 2017, real GDP increased by 1.1% compared to the same period in 2016, led primarily by an increase in consumption of 2.6%, which was partially offset by a decrease in exports of 1.4%, in each case, measured at chain volume at prior year prices. During that period, aggregate domestic demand increased by 3.0%, gross fixed capital formation decreased by 3.2% and imports increased by 5.3%, in each case compared to the same period in 2016.

Economic Performance Indicators

The following table sets forth certain macroeconomic performance indicators for the fiscal quarters indicated:

	Current Account (in millions of US$)(1)	GDP Growth (%)(2)	Domestic Demand Growth (%)(2)
2017
First quarter	(1,254)	0.1	2.8
Second quarter	(1,111)	1.0	3.8
Third quarter	(1,507)	2.2	2.5

(1)	Current account data for the periods indicated.
(2)	% change from previous year at period end.

Source: Chilean Central Bank.

The following tables present GDP and expenditures measured at current prices and in chained volume at previous period prices, each for the periods indicated:

GDP and Expenditures

(at current prices for period indicated, in billions of Chilean pesos)

	For the nine months ended September 30, 2016	For the nine months ended September 30, 2017
GDP	122,853	129,700
Aggregate Domestic Demand	121,982	128,140
Gross Fixed Capital Formation	27,949	27,410
Change in Inventories	(956)	849
Total Consumption	94,988	99,882
Private Consumption	78,748	82,462
Government Consumption	16,241	17,420
Total Exports	34,972	37,472
Total Imports	34,100	35,912
Net Exports	871	1,560

Source: Chilean Central Bank.

GDP and Expenditure

(chained volume at previous period prices, in billions of Chilean pesos)

	For the nine months ended September 30, 2016	For the nine months ended September 30, 2017
GDP	107,935	109,127
Aggregate Domestic Demand	105,110	108,281
Gross Fixed Capital Formation	23,222	22,486
Change in Inventories	(468)	1,308
Total Consumption	82,357	84,487
Private Consumption	68,265	69,923
Government Consumption	14,092	14,565
Total Exports	32,571	32,104
Total Imports	29,828	31,409
Net Exports	2,743	696

Source: Chilean Central Bank.

Composition of Demand

For the nine months ended September 30, 2017, consumption, as a percentage of GDP and measured at current prices, decreased from 77.3% to 77.0% compared to the same period in 2016. Another key component of demand, gross fixed capital formation, decreased from 22.8% of GDP to 21.1% of GDP in the nine months ended September 30, 2017 compared to the same period in 2016. Exports increased from 28.5% of GDP to 28.9% of GDP and imports decreased from 27.8% of GDP to 27.7% of GDP in the nine months ended September 30, 2017.

The following table presents GDP by categories of aggregate demand for the periods indicated:

GDP by Aggregate Demand

(percentage of total GDP, except as indicated)

	For the nine months ended September 30, 2016	For the nine months ended September 30, 2017
GDP (in billions of pesos)	122,853	129,700
Domestic Absorption	99.3	98.8
Total Consumption	77.3	77.0
Private Consumption	64.1	63.6
Government Consumption	13.2	13.4
Change in inventories	(0.8)	0.7
Gross Fixed Capital Formation	22.8	21.1
Exports of goods and services	28.5	28.9
Imports of goods and services	27.8	27.7

Source: Chilean Central Bank.

Savings and Investment

For the nine months ended September 30, 2017, total gross savings (or domestic gross investment) decreased as a percentage of GDP as a consequence of a decrease in national savings.

The following table sets forth information for savings and investments for the periods indicated:

Savings and Investment

(% of GDP)

	For the nine months ended September 30, 2016	For the nine months ended September 30, 2017
National Savings	20.4	19.8
External Savings	1.5	1.9

Total Gross Savings or Domestic Gross Investment	22.0	21.8

Source: Chilean Central Bank.

Principal Sectors of the Economy

For the nine months ended September 30, 2017, real GDP increased by 1.1% compared to the same period in 2016 to US$166.8 billion, primarily as a result of a 1.4% increase in the services sector, while the primary sector decreased by 2.0% and the manufacturing sector increased by 0.8%. This growth was mainly driven by domestic absorption, which reached 98.8% of GDP, whereas the decrease in the primary sector was led by mining and agriculture, livestock and forestry.

The following tables present the components of Chile’s GDP and their respective growth rates for the periods indicated:

Nominal GDP by Sector

(% of GDP, except as indicated)

	For the nine months ended September 30, 2016		For the nine months ended September 30, 2017
PRIMARY SECTOR:		11.9		13.4
Agriculture, livestock and forestry		3.3		3.0
Fishing		0.8		1.0
Mining		7.8		9.4
Copper		7.0		8.5
Other		0.8		0.9
MANUFACTURING SECTOR:		11.3		10.9
Foodstuffs, beverages and tobacco		4.6		4.7
Textiles, clothing and leather		0.2		0.2
Wood products and furniture		0.7		0.6
Paper and printing products		1.1		1.1
Chemicals, petroleum, rubber and plastic products		2.6		2.2
Non-metallic mineral products and base metal products		0.5		0.4
Metal products, machinery and equipment and miscellaneous manufacturing		1.7		1.7
SERVICES SECTOR:		68.4		67.3
Electricity, oil and gas and water		3.1		2.8
Construction		6.3		6.0
Trade and catering		11.1		11.0
Transport		5.3		5.0
Communications		2.9		2.9
Financial services		15.4		15.0
Housing		7.8		7.8
Personal services		11.7		12.1
Public administration		4.8		4.7
Subtotal		91.6		91.5

Net adjustments for payments made by financial institutions, VAT and import tariffs		8.4		8.5
Total GDP		100.0		100.0

Nominal GDP (in millions of Pesos)	Ps.	122,853,398	Ps.	129,699,888

Source: Chilean Central Bank.

Change in GDP by Sector

(% change from same period in previous year, except as indicated)

	For the nine months ended September 30, 2017(1)
PRIMARY SECTOR:		(2.0)
Agriculture, livestock and forestry		(1.3)
Fishing		19.0
Mining		(3.3)
Copper		(3.1)
Other		(5.1)
MANUFACTURING SECTOR:		0.8
Foodstuffs, beverages and tobacco		0.8
Textiles, clothing and leather		2.8
Wood products and furniture		0.6
Paper and printing products		0.7
Chemicals, petroleum, rubber and plastic products		(0.7)
Non-metallic mineral products and base metal products		(10.5)
Metal products, machinery and equipment and miscellaneous manufacturing		6.7
SERVICES SECTOR:		1.4
Electricity, oil and gas and water		1.6
Construction		(3.8)
Trade and catering		3.9
Transport		1.1
Communications		3.6
Financial Services		(0.5)
Housing		2.4
Personal Services		3.2
Public Administration		1.8
Subtotal		0.8%

Net adjustments for payments made by financial institutions, VAT and import tariffs		2.7
Total GDP		1.1

Real GDP (chained volume at previous year prices, in millions of pesos)	Ps.	109,127,488

(1)	Compared to the same period in 2016.

Source: Chilean Central Bank.

Primary Sector

The Chilean economy primary sector’s direct contribution to GDP was 13.4% in the nine months ended September 30, 2017, compared to 11.9% in the same period in 2016.

Agriculture, Livestock and Forestry

The agriculture, livestock and forestry sector contributed US$4.5 billion in exports during the nine months ended September 30, 2017, or 9.1% of exports by value, compared to US$4.7 billion, or 10.5%, during the same period in 2016.

Fishing

For the nine months ended September 30, 2017, the estimated catch was 2.6 million tons, of which sea-caught products accounted for 69.1%, and aquaculture accounted for 30.9%, compared to an estimated catch of 1.9 million tons in the same period in 2016 of which sea-caught products accounted for 64% and aquaculture accounted for 36%. Fishing was the only segment of the primary sector that grew during the nine months ended September 30, 2017, as compared to the same period in 2016.

Mining

For the nine months ended September 30, 2017, the mining sector accounted for 9.4% of GDP, compared to 7.8% during the same period in 2016, reflecting the impact on this sector of the increase in international copper prices (from an annual average of US$2.5 per pound in 2015 to US$2.2 per pound to 2016 and US$2.8 per pound in 2017). However, the mining sector was adversely affected by a labor conflict and a strike that impacted Chile’s largest copper mine, and contracted in real terms by 3.3% for the nine months ended September 30, 2017, compared to the same period in 2016. Mining products accounted for 52.3% and 49.6% of Chile’s total exports, totaling approximately US$25.9 billion and US$22.0 billion for the nine months ended September 30, 2017 and 2016, respectively.

Manufacturing Sector

The Chilean manufacturing sector’s direct contribution to GDP was 10.9% in the nine months ended September 30, 2017, compared to 11.3% in the same period in 2016.

The following table sets forth information regarding the output of manufacturing production for the periods indicated:

Output of Manufactured Products

(in billions of pesos and as a percentage of total)

	For the nine months ended September 30, 2016		For the nine months ended September 30, 2017
	(Ps.)	(%)	(Ps.)	(%)
Foodstuffs, beverages and tobacco	5,711	41.1	6,076	43.1
Textiles, clothing and leather	225	1.6	208	1.5
Wood products and furniture	811	5.8	777	5.5
Paper and printing products	1,332	9.6	1,469	10.4
Chemicals, petroleum, rubber and plastic products	3,147	22.7	2,842	20.2
Non-metallic mineral products and base metal products	586	4.2	497	3.5
Metal products, machinery and equipment and miscellaneous manufacturing	2,071	14.9	2,224	15.8

Total	13,885	100.0	14,093	100.0

Source: Chilean Central Bank.

For the nine months ended September 30, 2017, the manufacturing sector grew by 0.8%, compared to the same period in 2016, mainly as a result of an increase in foodstuffs, beverages and tobacco, which was partially offset by a decrease in the production of chemicals, petroleum, rubber and plastic.

For the nine months ended September 30, 2017, exports of manufactured foodstuff products totaled US$6.6 billion, compared to US$6.0 billion during the same period in 2016.

The chemicals, petroleum products, rubber and plastics industries exported approximately US$3.4 billion during the nine months ended September 30, 2017, compared to US$3.1 billion during the same period in 2016.

For the nine months ended September 30, 2017, wine exports remained stable at US$1.5 billion, compared to US$1.4 billion during the same period in 2016.

Services Sector

The Chilean service sector’s direct contribution to GDP was 67.3% in the nine months ended September 30, 2017, compared to 68.4% in the same period in 2016.

Construction

In the nine months ended September 30, 2017, the construction sector declined by 3.8% and represented 6.0% of GDP, compared to 6.3% during the same period in 2016. This decline was mainly due to new regulations applicable to the real estate sector, including the gradual application of VAT to real estate construction, which began on January 1, 2016 and led to a general decline of activity in the sector.

Energy

For the nine months ended September 30, 2017, energy consumption represented 2.8% of GDP, compared to 3.1% of GDP during the same period in 2016.

Trade and Catering

For the nine months ended September 30, 2017, a total of 4.8 million tourists visited Chile, primarily from Argentina (53.5%), Brazil (8.6%), Bolivia (7.3%), Peru (6.2%), the United States (3.0%), Venezuela (2.0%), Colombia (2.0%), Haiti (1.5%), Spain (1.2%), France (1.2%) Uruguay (1.1%) and Germany (1.1%), compared to 4.1 million for the same period in 2016, primarily from Argentina (51.6%), Brazil (8.3%), Bolivia (7.8%), Peru (7.7%), the United States (3.5%), Colombia (2.0%), Spain (1.3%), France (1.3%), Germany (1.2%) and Venezuela (1.1%).

Personal Services

For the nine months ended September 30, 2017, the personal services sector accounted for 12.1% of GDP, compared to 11.7% for the same period in 2016.

Financial Services

For the nine months ended September 30, 2017, the financial services sector contributed 15.0% to GDP, compared to 15.4% for the same period in 2016.

As of August 31, 2017, the latest data available, the market capitalization of the Latin American Integrated Market (Mercado Integrado Latinoamericana, or MILA) totaled US$933,829 million, of which Chile represented 28.5%, compared to US$789,359 million as of December 31, 2016, of which Chile represented 26.6%.

Transport and Communications

Transport. For the nine months ended September 30, 2017, the transport sector represented 5.0% of GDP, compared to 5.3% for the same period in 2016.

Communications. For the nine months ended September 30, 2017, the communications sector represented 2.9% of GDP, the same percentage of GDP that it represented in the nine months ended September 30, 2016.

As of June 30, 2017, the country had 22.3 million mobile subscribers and 3.3 million fixed telephone lines, representing a penetration rate of 121.4% for mobile telephone services and 17.9% for fixed-line services (including pay phones).

The following table provides a summary of certain information relating to the telecommunications sector in Chile:

Summary Telecommunications Sector Information

As of June 30, 2017
Lines per 100 inhabitants	17.9
Cellular subscribers per 100 inhabitants	121.4
International long distance minutes (only outgoing, million)	25,090
Internet per 100 inhabitants(1)	16.4

(1)	Refers to the number of fixed lines in service per Chilean resident, based on annual population estimates by the INE, multiplied by a factor of 100.

Source: Ministry of Transportation and Telecommunications, or SUBTEL.

Housing

For the nine months ended September 30, 2017, the housing sector represented 7.8% of GDP, remaining unchanged from the same period in 2016.

Public Administration

For the nine months ended September 30, 2017, the public administration sector represented 4.7% of GDP, compared to 4.8% during the same period in 2016.

Employment and Labor

Employment

As of September 30, 2017, the rate of unemployment stood at 6.7%, compared to a rate of unemployment of 6.8% as of September 30, 2016.

The following table presents information on employment and the labor force in Chile for the periods indicated:

Employment and Labor(1)

(in thousands of persons or percentages)

	For the nine months ended September 30, 2016	For the nine months ended September 30, 2017
Nationwide:
Labor force	8,692	8,886
Employment	8,105	8,290
Participation rate (%)	59.4	59.7
Unemployment rate (%)	6.8	6.7
Santiago:
Labor force	3,190	3,287
Employment	2,959	3,050
Participation rate (%)	61.9	63.2
Unemployment rate (%)	7.2	7.2

(1)	Constitutes an average across each period indicated.

Source: National Statistics Institute and University of Chile surveys.

For the nine months ended September 30, 2017, the manufacturing sector employed 10.7% of Chile’s labor force and contributed 10.9% of GDP, compared to 11.3% and 11.3%, respectively, for the nine months ended September 30, 2016. For the nine months ended September 30, 2017, the agriculture, livestock, forestry and fishing sectors contributed 3.0% of GDP, but accounted for 8.7% of Chile’s labor force due to the labor-intensive nature of these sectors, compared to 3.3% and 8.7%, respectively, for the nine months ended September 30, 2016. The mining sector, however, accounted for 9.4% of GDP and employed about 2.2% of Chile’s labor force, due to the less labor-intensive nature of this sector, compared to 7.8% and 2.5%, respectively, for the nine months ended September 30, 2016.

The following table presents information regarding the average percentage of the labor force working in each sector of the economy for the periods indicated:

Employment(1)

(% by sector employed)

	For the nine months ended September 30, 2016	For the nine months ended September 30, 2017
PRIMARY SECTOR	11.2	11.0
Agriculture, livestock and forestry and fishing	8.7	8.7
Mining	2.5	2.2
MANUFACTURING SECTOR	11.3	10.7
SERVICES SECTOR	77.5	78.4
Electricity, gas and water	1.0	1.2
Construction	8.79	8.4
Trade and catering	23.7	23.6
Transport and communications	8.4	8.5
Financial services	1.9	2.0
Community and social services	33.7	36.1

TOTAL	100.0	100.0

(1)	Constitutes an average across each period indicated.

Source: National Statistics Institute.

For the nine months ended September 30, 2017, women accounted on average for 41.1% of the total labor force, compared to 41.0% of the total labor force for the nine months ended September 30, 2016.

As of September 30, 2017, 9.3 million workers were enrolled in the unemployment insurance system, which manages total assets valued at US$7.2 billion.

Wages

The following table presents information regarding real wages for the period indicated:

Real Wages

(% change on previous period)

For the nine months ended September 30, 2017(1)
Average real wages	3.6%
Average change in productivity	(0.8)%

(1)	Compared to the same period in 2016.

Sources: Chilean Central Bank and National Statistics Institute.

Privatization and Infrastructure

Public Investment in Infrastructure

On January 3, 2018, Congress passed a bill that provides for the creation of the Fondo de Infraestructura S.A. (Infrastructure Fund Corporation), an investment fund 99% owned by the Chilean Treasury and 1% by CORFO (the state-owned holding company). The fund will be empowered to award public infrastructure concession agreements through public bidding processes and invest in and channel public resources into infrastructure projects sponsored by non-related third-parties (i.e., private sector). Investment decisions will be made by a board of directors composed of five presidential appointees, three of which will be independent. A committee of independent directors will be required to approve investments in non-related third-party sponsored infrastructure projects.

Public Works—Infrastructure Concessions

As of September 30, 2017, 77 concession projects had been awarded by the Ministry of Public Works, including, among others, 44 projects related to roads and highways, one project related to urban transport projects, one project related to water irrigation and one project related to the concession of the administration of the Diego Aracena airport in the Iquique region.

On November 25, 2017, the central government created a new agency, the Dirección General de Concesiones de Obras Públicas (General Directorate of Public Works Concessions), to replace the former Public Concessions Coordinator. The new agency aims to strengthen the central government’s capacity to meet current and future public infrastructure requirements, formulate and supervise a concessions plan and projects portfolio with a five years projection for the approval of the concessions committee and Congress.

Environment

Waste Management Law No. 20,920 – Framework for waste management, the extended producer’s responsibility and recycling incentives.

During the second half of 2017, the Ministry of the Environment issued a series of regulations aimed at reducing the amount of waste through a series of instruments for reuse, recycling and other types of recovery, in furtherance of the Organization for Economic Co-operation and Development (“OECD”) recommendations on waste reduction and recycling. Such instruments include, among others, eco-design requirements applicable to the manufacturing of certain products, the creation of a fund to help municipalities fund their recycling activities, and the implementation of the Extended Producer Liability (“REP” for its acronym in Spanish), which makes producers and importers of lubricant oils, electric and electronic devices, containers, packaging, batteries and tires responsible for collecting the waste created by such products in order to reuse or attend to their proper disposal.

Conservation

In 2016, a special regime for privately-owned land dedicated to conservation through the voluntary imposition of so called “Conservation Easements” was created. These encumbrances provide for a self-imposed restriction on the ability of the owner or any third parties to use the land for commercial purposes or extractive activities. In addition, two important tax benefits were approved in 2017 for private owners that donate land to the central government, in particular to national parks for conservation purposes.

Environmental Courts – First Environmental Court is created

On September 4, 2017, the members of the First Environmental Court located in Antofagasta were sworn into office. The First Environmental Court completes the system of three specialized environmental courts created to hear and adjudicate environmental disputes.

Ratification of the Kigali Amendment to the Montreal Protocol

On September 19, 2017, Chile became the first country in the Americas to ratify the Kigali Amendment to the Montreal Protocol. This protocol aims to protect the ozone layer by phasing out the production and use of substances that deplete it. The Kigali Amendment deals specifically with hydrofluorocarbons (“HFCs”). It is expected that this amendment will provide the largest, fastest, and most secure climate mitigation available in the near-term, avoiding up to 0.5°C of warming by the end of the century.

This amendment will enter into force on January 1, 2019, provided that it is ratified by at least 20 parties to the Montreal Protocol.

Poverty, Income Distribution and Social Reforms

The following table presents information regarding social public spending by the central government for the year ended December 31, 2016:

Social Public Spending

(in millions of constant Pesos)

For the year ended December 31, 2016
Health	7,585,803
Housing	528,429
Social security	10,281,948
Education	8,423,397
Other social programs	478,108
Total	27,297,686

Source: Chilean Budget Office.

Health Care System Reform

The 2018 annual public budget law allocates Ps.8,008,661 million to health expenditure (excluding infrastructure investments), compared to Ps.7,489,634 million for 2017, which represents an increase in real terms of 5.6% compared to 2017.

Educational Reforms

Law No. 21,040 was enacted on November 24, 2017 with the stated aim of establishing a new institutional framework for public education comprising kindergartens, primary schools and public secondary schools (Sistema de Educación Pública), a government guaranteed right to education and the adoption of measures to improve the quality of education. The goal is to ensure the delivery of quality education available to the population at large. From an institutional view point, the goal is expected to be achieved through the central government’s support and supply of technical supervision to educational facilities. Such support and supply shall include the creation of decentralized entities through which representatives from the local educational communities (e.g., students, parents, teachers, staff, representatives of educational institutions, etc.) will be given the opportunity to participate in the discussion of educational matters.

In addition, on December 20, 2017, the Chamber of Deputies approved a bill creating the Superior Council (Consejo Superior), a University Council (Consejo Universitario) and a regulatory body (Contraloría Universitaria), with the aim of strengthening public universities. The bill is in the Senate for its review and discussion.

Consumer Protection

On October 24, 2017, Congress passed a bill amending the current Law on the protection of consumers rights regime to expand the powers of the “SERNAC” (consumer protection agency). Among other things, the bill grants SERNAC the authority to impose fines, issue mandatory instructions, issue resolutions and police compliance directly. As of the date of this amendment, the bill is under review by the Constitutional Court.

Innovation Fund for Competitiveness

In 2017, the central government applied US$227 million to the Innovation Fund for Competitiveness (Fondo de Innovación para la Competitividad), and has allocated an estimated US$238 million for 2018.

Antitrust Legislation

Effective June 1, 2017, amendments to the Chilean antitrust law relating to the control of concentrations that were enacted in 2016 came in to full force and effect. Under the new rules, concentrations whether by virtue of a merger, acquisitions of rights or assets, joint venture, association or otherwise that meet certain thresholds (in terms of annual sales) are subject to prior notification to, and approval by, the Fiscalía Nacional Económica. On the same date, the Ministry of Economy issued Decree No. 33 setting forth the information that reporting entities must provide when reporting such operations to the Fiscalía Nacional Económica.

BALANCE OF PAYMENTS AND FOREIGN TRADE

Balance of Payments

Chile’s balance of payments recorded a deficit of US$4.0 billion for the nine months ended September 30, 2017, compared to a surplus of US$80 million for the same period in 2016.

Current Account

Chile’s current account recorded a deficit of 2.0% of GDP for the nine months ended September 30, 2017, compared to a deficit of 1.6% of GDP for the same period in 2016.

The merchandise trade surplus increased to US$4.8 billion for the nine months ended September 30, 2017, compared to US$3.8 billion for the same period in 2016.

For the nine months ended September 30, 2017, merchandise exports totaled US$49.6 billion, compared to US$44.4 billion for the same period in 2016 and imports totaled US$44.8 billion, compared to US$40.5 billion for the same period in 2016.

Capital Account and Financial Account

Chile’s capital account recorded a surplus of US$66 million for the nine months ended September 30, 2017, compared to a surplus of US$5 million for the same period in 2016.

The financial account registered a deficit of US$3.4 billion and a deficit of US$4.7 billion for the nine months ended September 30, of 2016 and 2017, respectively, which represented 1.9% of GDP in 2016 and 2.4% of GDP in 2017.

The following table sets forth Chile’s balance of payments for the periods indicated:

Balance of Payments

(in millions of US$)

	For the nine months ended September 30, 2016	For the nine months ended September 30, 2017
Current account
Current account, net	(2,874)	(3,872)
Goods and Services, net	1,287	2,475
Merchandise Trade Balance	3,844	4,756
Exports	44,379	49,585
Imports	40,535	44,830
Services	(2,557)	(2,281)
Credits	6,808	7,579
Debits	9,365	9,810
Interest, net	(5,238)	(7,579)
Interest from investment	(5,094)	(7,433)
Interest from direct investment(1)	(4,825)	(7,163)
Abroad	2,073	3,256
From abroad	6,899	10,419
Interest from portfolio investment	(92)	(78)
Dividends	991	1,128
Interest	(1,083)	(1,206)
Interest from other investment	(177)	(193)
Credits	498	569
Debits	675	762
Current transfers, net	1,077	1,232
Government transfers	1,219	1,348
Other sector transfers	(143)	(117)
Capital and financial accounts
Capital and financial accounts, net	(3,381)	(4,593)
Capital account, net	5	66
Financial account, net	(3,387)	(4,659)
Direct investment, net	(4,870)	55
Direct investment abroad	4,506	4,628
Shares and other capital	1,914	2,507
Earnings reinvested	1,338	2,648
Other capital	1,254	(527)
Direct investment to Chile	9,376	4,573
Shares and other capital	3,730	829
Earnings reinvested	2,895	5,021
Other capital(2)	2,750	(1,277)
Portfolio investment, net	(51)	(2,297)
Assets	2,140	8,129
Liabilities	2,191	5,832
Derived financial instruments, net	470	(175)
Other Investment, net(3)	984	(2,820)
Assets	243	(955)
Commercial credits	(194)	697
Loans	443	(56)
Currency and deposits	292	(1,566)
Other assets	(298)	(31)
Liabilities	(741)	1,865
Commercial credits	(380)	234
Loans(3)	(378)	1,567
Currency and deposits	17	64
Other liabilities	—	—
Assets in reserve, net	80	(4,015)
Errors and omissions, net	(518)	(853)
Financial account (excluding change in reserves)	3,466	—

Total balance of payments	80	(4,015)

(1)	Includes interest.
(2)	Net flows of liabilities by loans.
(3)	Short term net flows.

Source: Chilean Central Bank.

Merchandise Trade

Chilean trading activity is diversified among countries in the Americas, Asia and Europe.

The primary countries of origin of Chile’s imports for the nine months ended September 30, 2017 were China (from where 24.2% of total imports originated), the United States (17.9%), Brazil (8.2%), Argentina (4.3%), Germany (4.0%) and Mexico (3.4%). The primary destinations of Chile’s exports for the nine months ended September 30, 2017, were China (which received 26.1% of total exports), the United States (15.1%), Japan (9.1%), South Korea (6.1%), Brazil (5.1%), India (3.1%), Perú (2.5%), Spain (2.4%), the Netherlands (2.4%), Taiwan (1.9%) and Mexico (1.8%). During the nine months ended September 30, 2017, the proportion of Chile’s exports to Asia decreased from 49.6% to 49.2%, while the proportion of Chile’s exports to North America grew from 18.1% to 19.0%, as compared to the same period in 2016. Further, Chile’s geographical distribution of its imports during the nine months ended September 30, 2017, experienced some changes, for example, as a percentage of total imports, imports from South America and North America increased from 17.8% to 19.5% and 22.1% to 22.5% respectively, while imports from Asia have decreased from 36.7% to 36.6%.

For the nine months ended September 30, 2017, merchandise exports totaled US$49.6 billion and imports totaled US$47.6 billion. The largest portion of Chile’s imports consists of intermediate goods, such as oil and other fossil fuels, which accounted for 48.4% of total imports in the nine months ended September 30, 2017 compared to 49.5% for the same period in 2016. The share of total imports represented by consumer goods imports amounted to 32.3% in the nine months ended September 30, 2017 compared to 29.8% for the same period in 2016. Imports of capital goods represented 19.4% as a percentage of total imports for that period compared to 20.7% for the same period in 2016.

The following tables set forth information regarding exports and imports for the periods indicated:

Geographical Distribution of Merchandise Trade

(% of total exports/imports)

	For the nine months ended September 30, 2016	For the nine months ended September 30, 2017
EXPORTS (FOB)
Americas:
Argentina	1.2	1.5
Brazil	4.9	5.1
Mexico	2.1	1.8
Peru	2.6	2.5
United States	14.3	15.1
Other	8.5	8.4

Total Americas:	33.6	34.5

Europe:
France	1.4	1.3
Germany	1.2	1.6
Italy	1.5	1.4
Netherlands	2.8	2.4
Spain	2.4	2.4
United Kingdom	1.1	0.9
EFTA	0.9	0.6
Other	3.9	4.3

Total Europe:	15.2	15.0

Asia:
Japan	8.2	9.1
South Korea	7.1	6.1
Taiwan	2.0	1.9
China	27.6	26.1
India	2.4	3.1
Other	2.4	2.8

Total Asia:	49.6	49.2

Other:(1)	1.5	1.3

Total exports:	100.0	100.0

IMPORTS (CIF)
Americas:
Argentina	4.0	4.3
Brazil	7.7	8.2
Mexico	3.4	3.4
United States	17.6	17.9
Other	8.6	9.9

Total Americas:	41.2	43.7

Europe:
France	3.4	2.0
Germany	3.8	4.0
Italy	1.9	1.9
United Kingdom	0.8	0.9
EFTA	0.7	0.5
Other	8.3	7.0

Total Europe:	18.9	16.4

Asia:
Japan	3.4	3.3
South Korea	2.9	3.1
Taiwan	0.5	0.4
China	24.4	24.2
Other	5.5	5.7

Total Asia:	36.7	36.6

Other:(1)	3.2	3.3

Total imports:	100.0	100.0

(1)	Includes Africa, Oceania and other countries, including those in tax free zones.

Source: Chilean Central Bank.

Services Trade

For the nine months ended September 30, 2017, exported services decreased by 15.2% and imported services decreased by 21.9%, in each case, compared to the same period in 2016.

Foreign Direct Investment (FDI)

The following table presents foreign direct investment, including capital and debt, between 2012 and 2016 by sector:

Stock of Foreign Direct Investment (1)

(in millions of US$)

	2012	2013	2014	2015	2016
Agriculture and Fishing	1,046	1,123	1,305	1,196	1,315
Mining	65,243	66,877	66,475	72,305	72,055
Manufacturing industries	8,110	9,916	11,177	11,214	11,338
Electricity, gas and water supply	9,279	11,973	14,971	22,151	21,916
Construction	2,775	2,606	3,112	2,894	3,098
Wholesale and retail trade	9,441	11,057	9,985	7,185	6,592
Hotels and restaurants	453	418	302	239	154
Transport and storage	7,210	13,986	15,545	15,115	15,518
Communications	7,698	5,963	5,000	4,191	4,612
Financial services	52,934	55,526	64,319	67,948	75,612
Engineering and business services	1,626	1,497	1,344	2,355	2,930
Other services	1,718	2,023	2,281	2,490	2,602
Not classified	44,261	37,210	35,762	28,912	37,904

Total	211,793	220,175	231,576	238,194	255,647

(1)	Including capital and debt.

Source: Chilean Central Bank.

In November 2017, legislation providing for measures to boost productivity by expanding financing options, promoting the export of services and simplifying procedures for entrepreneurs and investors went into effect. This legislation seeks to reduce the financial cost of factoring arrangements; diversify investment products available for pension funds and insurance companies by introducing new investment alternatives, including infrastructure projects; and to simplify the tax collection system applied to interest accrued on local securities, to facilitate access to the Chilean securities’ market by foreign investors through foreign clearing systems, among other measures.

MONETARY AND FINANCIAL SYSTEM

Monetary and Exchange Rate Policy, General Overview

Monetary Policy and Interest Rate Evolution

The following table sets forth the Chilean Central Bank’s average interest rates for the periods indicated.

Chilean Central Bank Average Interest Rates

(%)

	BCP(1)(3)		BCU(2)(3)
Year	5 years	10 years	5 years	10 years	TPM
2012	5.26	5.42	2.37	2.44	5.01
2013	5.14	5.25	2.28	2.36	4.92
2014	—	—	—	—	3.76
2015	4.14	—	—	—	3.06
2016	—	—	—	—	3.50
2017 (through September 30)	—	—	—	—	2.81

(1)	BCP: Peso-denominated Chilean Central Bank notes.
(2)	BCU: UF-denominated Chilean Central Bank notes.
(3)	BCU and BCP are part of the inflation-indexed and peso-denominated financial instruments issued by the Chilean Central Bank since September 2003. See “—Monetary Policy and Interest Rate Evolution.”

Source: Chilean Central Bank.

The following table sets forth the Chilean Treasury’s interest rates for the periods indicated.

Chilean Treasury Interest Rates

(%)

	BTP(1)				BTU(2)
Year	due 2021		due 2026		due 2021		due 2026
2017 (through November 30)	3.61	(3)	4.60	(4)	0.89	(5)	1.43	(6)

(1)	BTP: Peso-denominated Chilean Treasury notes.
(2)	BTU: UF-denominated Chilean Treasury notes.
(3)	Issued May 24, 2017.
(4)	Issued June 22, 2016.
(5)	Issued June 7, 2017.
(6)	Issued July 21, 2016.

Source: Ministry of Finance.

Inflation

As of December 31, 2017, the inflation rate stood at 2.3% (year-on-year). The TPM remained stable at 2.5% through the third quarter of 2017.

The following table shows changes in the CPI and the PPI for the periods indicated.

Inflation

	Percentage Change from Previous Year at Period End
	CPI	PPI(1)
2012	1.5	0.7
2013	3.0	(2.8)
2014	4.4	0.8
2015	4.3	(5.5)
2016	3.8	8.6
2017(2)(3)	2.2	9.7

(1)	Manufacturing, mining and electricity, water, gas distribution industries, and agriculture and livestock.
(2)	PPI data for 2017 corresponds to variation from December 2016 to December 2017.
(3)	CPI data for 2017 corresponds to variation from November 2016 to November 2017.

Source: CPI, Chilean Central Bank. PPI, National Institute of Statistics.

Exchange Rate Policy

The appreciation of the Chilean peso continued during the first eleven months of 2017, with the Chilean peso trading at Ps.642 /US$1.00 on November 30, 2017.

The following table shows the fluctuations in the nominal exchange rate in 2016 and 2017.

Observed Exchange Rates(1)

(pesos per US$)

	High	Low	Average(2)	Period-End
2016	730.3	645.2	676.9	667.3
2017	679.05	615.22	649.33	615.22

(1)	The table presents the annual high, low, average and period-end observed rates for each year.
(2)	Represents the average of average monthly rates for the periods indicated.

Source: Chilean Central Bank.

International Reserves

The international reserves of the Chilean Central Bank amounted to approximately US$38.98 billion as of December 31, 2017.

The following table shows the composition of net international reserves of the Chilean Central Bank as of the dates indicated:

Net International Reserves of the Chilean Central Bank

(in millions of US$)

	As of September 30, 2016	As of September 30, 2017
Chilean Central Bank:
Assets:
Gold	10	10
SDRs	755	764
Reserve position in the IMF	223	206
Foreign exchange and bank deposits	5,283	3,222
Securities	33,163	33,534
Other assets	2	2

Total	39,437	37,738

Liabilities:
Reciprocal Credit Agreements	—	—
Bonds and promissory notes	663	350
Accounts with international organizations	83	82
SDR allocations	1,140	1,155

Total	1,887	1,587

Total international reserves, net	38,701	36,151

Source: Chilean Central Bank

Money Supply

The following tables set forth the monthly average monetary base and the average monetary aggregates as of the dates indicated:

Monetary Base(1)

(in billions of pesos)

	As of September 30, 2016	As of September 30, 2017
Currency in circulation	5,858	6,119
Bank reserves	3,995	4,309

Monetary base	9,853	10,427

(1)	There are no demand deposits at the Chilean Central Bank.

Source: Chilean Central Bank.

Monetary Aggregates

(in billions of pesos)

	As of September 30, 2016	As of September 30, 2017
Currency in circulation	5,858.2	6,118.5
Demand deposits at commercial banks	21,387.0	24,041.6

M1(1)	27,245.3	30,160.1

Total time and savings deposits at banks	86,963.4.0	90,136.5
Others	1,477.4	1,494.3

M2(2)	115,686.1	121,790.9

Foreign currency deposits at Chilean Central Bank	14,986.5	14,698.0
Documents of Chilean Central Bank	10,307.5	8,017.6
Letters of Credit	224.1	345.1
Private Bonds	19,335.5	21,620.3
Others	35,959.7	41,772.3

M3(3)	196,499.4	208,244.1

(1)	M1: Currency in circulation plus checking accounts net of float, demand deposits at commercial banks other than the former and other than demand savings deposits.
(2)	M2: M1 plus time deposits, time savings deposits, shares of mutual funds invested in up to one-year term debt instruments and collections by saving and credit cooperatives (excluding time deposit of the mutual funds previously mentioned and of saving and credit cooperatives).
(3)	M3: M2 plus deposits in foreign currency, documents issued by the Chilean Central Bank, Chilean treasury bonds, letters of credit, commercial papers, corporate bonds, shares of the other mutual funds and shares of pension funds in voluntary savings (excluding mutual funds’ and pension funds’ investments in M3 securities).

Source: Chilean Central Bank.

The following table shows selected monetary indicators for the periods indicated:

Selected Monetary Indicators

(%)

	For the nine months ended September 30, 2016	For the nine months ended September 30, 2017
M1 (% change)	(5.5)	2.2
M2 (% change)	2.4	4.0
Credit from the financial system (1)	6.3	5.3
Average annual peso deposit rate(2)	0.7	0.7

(1)	Represents real interest rates for a period of 90 to 365 days.
(2)	Represents real interest rates for a period of 90 to 365 days.

Source: Chilean Central Bank.

The following table shows liquidity and credit aggregates as of the dates indicated:

Liquidity and Credit Aggregates

(in billions of pesos)

	As of December 31,			As of September 30,
	2014	2015	2016	2016	2017
Liquidity aggregates (at period end)	8,715	9,702	10,172	9,853	10,427
Monetary base:
Currency, excluding cash in vaults at banks	5,161	5,335	5,714	5,858	6,119
M1(1)	25,491	25,957	27,588	27,245	30,160
M2(2)	90,466	101,525	113,225	115,686	121,791
M3(3)	154,604	169,445	188,428	196,499	208,244
Credit aggregates (at period end):
Private sector credit	118,176	130,871	137,643	135,557	138,040
Public sector credit	(212)	(657)	(732)	(630)	(3,051)

Total domestic credit(4)	93,072	102,942	108,282	107,510	115,235

Deposits:
Chilean peso deposits	103,013	115,477	122,747	118,828	126,753
Foreign-currency deposits	20,001	20,567	21,547	20,003	18,914

Total deposits	123,015	136,045	144,295	138,862	145,667

(1)	Currency in circulation plus peso-denominated demand deposits.
(2)	M1 plus peso-denominated savings deposits.
(3)	M2 plus deposits in foreign currency, principally U.S. dollars. Does not include government time deposits at Chilean Central Bank.
(4)	Includes capital reserves and other net assets and liabilities.

Source: Chilean Central Bank.

Financial Sector

General Overview of Banking System

On April 1, 2016, Corpbanca and Itaú Bank merged into a new entity accounting for approximately 14% of the Chilean banking market (measured by loans). Further, on November 28, 2017 the Bank of Nova Scotia Group made a binding offer to BBVA for the purchase of its 68.19% interest in Banco Bilbao Vizcaya Argentaria, Chile as well as other companies of its Chilean group that conduct banking-related activities (including BBVA Seguros Vida, S.A.). On December 5, 2017, BBVA accepted the offer and signed a purchase and sale agreement with the Bank of Nova Scotia Group subject to regulatory authorizations.

The following table provides certain statistical information on the financial system for the period indicated:

Chilean Financial System

(in millions of U.S. dollars except for percentages)

	As of September 30, 2017
	Assets		Loans		Deposits		Shareholders’ Equity(1)
	Amount	Market Share	Amount	Market Share	Amount	Market Share	Amount	Market Share
Domestically owned private-sector banks	285,945	82.6%	211,521	85.7%	157,981	80.0%	25,592	89.1%
Foreign-owned private-sector banks(2)	1,417	0.4%	117	0.0%	243	0.1%	520	1.8%

Private-sector total	287,362	83.0%	211,638	85.8%	158,223	80.2%	26,112	90.9%
Banco Estado	58,673	17.0%	35,167	14.2%	39,164	19.8%	2,600	9.1%

Total banks	346,035	100.0%	246,805	100.0%	197,388	100.0%	28,712	100.0%

(1)	Corresponds to the “Capital Básico.” This item included capital and reserves.
(2)	Foreign-owned subsidiaries of foreign banks are classified as domestically owned private-sector banks. If they were classified as foreign-owned private-sector banks, the market share of foreign-owned private-sector banks would be as follows: 43.3% assets, 44.2% loans, 38.9% deposits and 47.5% shareholders’ equity, with the corresponding reduction in the market share of domestically owned private-sector banks.

Source: SBIF.

The following table sets forth the total assets of the four largest Chilean private-sector banks, the state-owned Banco Estado and other banks in the aggregate for the period indicated:

	As of September 30, 2017
	in billions of Pesos		Market Share
Banco Santander-Chile	Ps.	35.2	16.2%
Banco Estado		36.7	17.0%
Banco de Chile		31.9	14.8%
Banco de Crédito e Inversiones		32.8	15.2%
Itaú-Corpbanca		29.2	13.5%
Other banks		50.7	23.4%

Total Banking System	Ps.	216.5	100.0%

Source: SBIF.

The following table sets forth information on bank operation efficiency indicators for the periods indicated:

Indicators of Financial System Efficiency

(%)

	For the nine months ended
	September 30, 2016	September 30, 2017
Return on assets	0.8	0.8
Return on equity	9.0	9.6
Non-performing loans as a percentage of total loans	0.8	0.8
Gross operational margin/assets	3.2	3.3
Operating expenses/operating revenue	49.4	49.0
Operating expenses/average total assets	1.6	1.6
Regulatory capital to risk-weighted assets	13.8	13.7

Source: SBIF.

Recent Developments in Banking Regulation

Draft Amendment to the General Banking Act

On June 13, 2017, the Chilean government submitted a draft bill to Congress intended to introduce significant amendments to the General Banking Act. The main purpose of the bill is to implement the Basel II and Basel III recommendations, although the draft bill also contains amendments to other provisions of the General Banking Act that are independent of these recommendations. The most significant amendments to the General Banking Act proposed to Congress are:

(i)	a strengthening of risk-based capital requirements in accordance with Basel III, which strengthening takes into account risks relating to counterparties as well as market and operational risks. In particular, the draft bill establishes an obligation on banks to enhance their provisions on capital to protect themselves from future shocks;

(ii)	a strengthening of banking supervision by the replacement of the SBIF with the Financial Market Commission, which will assume all the powers currently held by the SBIF;

(iii)	the granting of renewed discretionary powers to the Financial Market Commission, such as the authority to (a) determine new rules to weigh bank’s assets and approve each bank’s model to weigh its assets, in each case, together with the Chilean Central Bank’s approval; (b) determine requirements for the issuance and consideration as regulatory capital of Tier 1 additional instruments, such as preferred shares and perpetual bonds; (c) impose additional capital requirements in accordance with Basel III; (d) determine which banks shall be considered as critical to the banking system and impose additional capital requirements on them (up to an additional 1%-3.5% of common equity over risk-weighed-assets and up to 5% of common equity over total assets) as well as reserve requirements to guarantee liquidity;

(iv)	new rules on banks’ recovery and liquidation. Upon liquidity or solvency problems, the bank shall submit to the Financial Market Commission a regularization plan. In case such plan is not submitted or is rejected by the Financial Market Commission, an inspector or ad hoc manager (administrador provisional) may be appointed by the Financial Market Commission. While the first of these officers can only block certain actions by a bank’s management, the latter completely replaces the board of directors and assumes all of its powers. Further, the draft bill eliminates the possibility to reach a reorganization agreement with creditors (convenios) in insolvency scenarios; therefore, if the regularization plan and/or the ad hoc manager’s recovery efforts fail, the bank is liquidated;

(v)	the imposition of additional rules relating to bank secrecy to facilitate the access to certain information by the Chilean Financial Analysis Unit and the Internal Revenue Service; and

(vi)	an increase in deposit guarantees by Chile.

Congressional discussion and analysis of the draft bill is at an early stage.

Capital Markets

Capital Markets Reforms

On December 14, 2017 the Financial Market Commission (Comisión para el Mercado Financiero or “CMF”) initiated the regulation of financial markets, assuming the tasks of the Securities and Insurance Superintendence (Superintendencia de Valores y Seguros or “SVS”), which will be dissolved on January 15, 2018. The CMF is governed by a five-member board.

Stock Exchanges

As of September 30, 2017, the Santiago Stock Exchange carried 212 listed companies.

The table below summarizes recent value and performance indicators for the Santiago Stock Exchange for the periods indicated:

Indicators for the Santiago Stock Exchange

As of December 31,	Market Capitalization (in billions of US$)		Annual Trading Volume (in billions of US$)	IGPA(1)	IPSA(2)
2012	313.3		45.6	21,070.28	4,301.38
2013	266.0		45.8	18,227.05	3,699.19
2014	233.0		32.4	18,870.41	3,850.96
2015	191.0		20.7	18,151.50	3,680.21
2016	209.9		23.6	20,734.17	4,151.39
2017	—	(3)	37.7	27,980.78	5,564.60

(1)	The General Stock Price Index (Índice General de Precios de Acciones, or IGPA) is an index weighted by market capitalization that measures the price variations of any stocks listed on the Santiago Stock Exchange with an annual trading volume of at least UF10,000 (US$420,792 as of December 31, 2017).
(2)	The Selective Stock Price Index (Índice de Precios Selectivo de Acciones, or IPSA) is an index tied to the stocks on the Santiago Stock Exchange with a market capitalization of at least US$200 million.
(3)	Market capitalization for 2017 is not available as of the date of this amendment to the Annual Report.

Source: Santiago Stock Exchange.

The following table sets forth a summary of consolidated trading volume on the Santiago, Electronic and Valparaíso Stock Exchanges for the periods indicated:

Consolidated Trading Volume on the Santiago, Electronic and Valparaíso

Stock Exchanges (in billions of US$)

	2012	2013	2014	2015	2016
Equity	52.4	53.6	35.9	N.A.	N.A.
Fixed income securities	173.2	206.2	210.8	N.A.	N.A.
Commercial paper	509.0	563.5	464.4	N.A.	N.A.
Total	734.6	823.3	711.0	N.A.	N.A.
Number of listed companies:
Equity	225	227	230	224	214
Bonds and other debt issuers	166	161	164	139	143

n.a. = Not available.

Source: SVS, based on information from the Santiago Stock Exchange, Electronic Stock Exchange and Valparaíso Stock Exchange.

Institutional Investors

The following table sets forth the amount of assets of the various types of institutional investors in Chile for the following periods:

Total Assets of Institutional Investors (in billions of US$)

As of December 31,	Pension Funds (AFPs)	Insurance Companies	Mutual Funds	Investment Funds(1)	Foreign Capital Investment Funds	Total
2016	174.5	46.5	46.4	N.A.	N.A.	267.5

As of September 30,
2016	176.6	56.2	48.6	N.A.	N.A.	281.4
2017	201.1	68.6	57.2	N.A.	N.A.	330.6

(1)	Includes international investment funds.

Source: SVS, SP.

Pension Funds and the Chilean Pension System

As of September 30, 2017, pension funds held aggregate financial assets totaling approximately US$201.1 billion.

PUBLIC SECTOR FINANCES

Public Sector Accounts and Fiscal Statistics

Public Sector Accounts

For the nine months ended September 30, 2017, the Chilean Central Bank recorded a loss of US$1.1 billion, mainly due to exchange rate fluctuations. The Chilean Central Bank’s equity (patrimonio neto) was US$7.7 billion as of September 30, 2017.

New Methodology for Structural Balance Policy Rule

The table below sets forth the variations in the structural balance calculation for the years indicated:

	2017	2018
Structural balance(1)	(1.7)	(1.5)

(1)	Determination of past structural balance and forecast of 2017 structural balance made with current parameters, excluding molybdenum price adjustment and updated assumptions pursuant to the determination of the new long-term copper price in effect as of August 2017.

Source: Chilean Budget Office.

Fiscal Responsibility Law

Pension Reserve Fund

The table below sets forth the contributions to and withdrawals from the Pension Reserve Fund (“FRP”) for the nine months ended September 30, 2017, as well as the assets of the FRP at such date:

	Contribution (in millions of US$)	Withdrawals (in millions of US$)	Total Assets at September 30, 2017 (in millions of US$)
Nine months ended September 30, 2017	505.2	313.9	9,799.7

Economic and Social Stabilization Fund

The table below sets forth the contributions to and withdrawals from the Economic and Social Stabilization Fund (“FEES”) as of September 30, 2017, as well as the assets of the FEES at such date:

	Contribution (in millions of US$)	Withdrawals (in millions of US$)	Total Assets at September 30, 2017 (in millions of US$)
Nine months ended September 30, 2017	—	—	14,615.0

Budget Law and Political Initiatives

The following table sets forth a summary of public sector accounts for the nine months ended September 30 of 2016 and 2017 (calculated on an accrual basis and as a percentage of total GDP for the periods indicated):

Public Sector Finances

(in billions of US$ and % of total GDP)

	For the nine months ended September 30, 2016		For the nine months ended September 30, 2017
Current Revenues and Expenditures	(US$)	(%)	(US$)	(%)
Revenues	38.5	20.2	43.1	23.0
Net taxes(1)	32.0	16.8	35.6	19.0
Copper revenues(2)	0.6	0.3	0.9	0.5
Social Security contributions	2.6	1.4	3.0	1.6
Donations	0.1	0.0	0.1	0.1
Real property incomes	0.8	0.4	0.9	0.5
Operational revenues	1.0	0.5	1.1	0.6
Other revenues	1.3	0.7	1.5	0.8
Expenditures	35.1	18.4	39.9	21.3
Wages and salaries	8.6	4.5	9.7	5.2
Goods and services	3.4	1.8	3.7	2.0
Interest on public debt	1.8	0.9	2.1	1.1
Transfer payments	14.0	7.4	16.2	8.7
Transfers to social security	7.2	3.8	8.0	4.3
Others	0.1	0.0	0.1	0.1
Capital Revenues and Expenditures
Revenues
Asset sales	0.0	0.0	0.0	0.0
Expenditures
Investment	3.3	1.7	3.2	1.7
Capital transfers	3.0	1.6	3.2	1.7
Central government balance	(2.8)	(1.5)	(3.2)	(1.7)
Structural balance(3)	—	—	—	—
Non-financial public institutions balance	—	—	—	—
Consolidated non-financial public sector surplus (deficit)	—	—	—	—

(1)	Taxes collected net of refunds.
(2)	Excludes transfers from Codelco under Law No. 13,196. This law (Ley Reservada del Cobre), which is not publicly disclosed, earmarks 10% of Codelco’s revenues from the export of copper and related byproducts for defense spending and these funds are therefore excluded from the central government’s current revenues. Defense spending is considered an extrabudgetary expense in accordance with IMF accounting guidelines.
(3)	Reflects the amount that revenues and fiscal spending would have reached if GDP growth were at its trend level and the price of copper were at the medium-term price; therefore, it is intended to exclude the effects of cyclical economic activity fluctuations and the price of copper.

Source: Chilean Budget Office.

Public sector revenues increased to Ps.28,213 billion (equivalent to US$43.1 billion) in the nine months ended September 30, 2017 from Ps.26,195 billion (equivalent to US$38.5 billion) in the same period in 2016. An increase in revenues from net taxes was supported in part by an increase in copper revenues. Net taxes increased to Ps.23,304 billion (equivalent to US$35.6 billion) for the nine months ended September 30, 2017 compared to Ps.21,751 billion (equivalent to US$32.0 billion) for the same period in 2016, which represented a nominal increase of 7.1% (measured in pesos) as compared to the same period in 2016. Copper revenues increased by 42.4% to Ps.605 billion (equivalent to US$0.9 billion) in the nine months ended September 30, 2017 from Ps.425 billion (equivalent to US$0.6 billion) in the same period in 2016. This growth is attributable to an increase in the average price for copper, which was US$2.7 per pound in the nine months ended September 30, 2017 as compared to US$2.1 per pound in the nine months ended September 30, 2016.

As a result, for the nine months ended September 30, 2017 the central government recorded a fiscal deficit equivalent to US$3.2 billion, or 1.7% of GDP compared to a fiscal deficit equivalent to US$2.9 billion, or 1.5% of GDP in the same period in 2016.

2018 Budget Bill

The following table sets forth the assumptions used to calculate the structural fiscal revenues for the purpose of preparing the 2018 budget, submitted to Congress in September 2017:

2018 Budget Assumptions for Structural Balance

2018 Budget Assumptions
Trend Real GDP growth (Average % change for the next five years)	2.6%
Long-term Copper price (US$ per pound) (2017-2025)	2.77

The following table sets forth the macroeconomic assumptions underlying the budget submitted to Congress in September 2017:

2018 Budget Assumptions for Effective Balance

2018 Budget Assumptions
Real GDP growth (% change compared to 2017)	3.0
Real domestic demand growth (% change compared to 2017)	4.1
CPI (% change December 2017 compared to December 2018)	2.8
Annual average nominal exchange rate (Ps./US$)	650
Annual average Copper price (US$ per pound)	2.88

Source: Chilean Budget Office.

The 2018 budget assumed a real GDP growth of 3.0% for 2018, compared to a projected real GDP growth of 1.5% for 2017.

Based on the macroeconomic assumptions, revenues of the central government for 2018 are estimated at US$63.8 billion, representing an increase of 7.4% compared to the revenues estimated for 2017. This increase reflects an increase in the mining tax (Impuesto específico a la Minería) and the proportional increase in the tax rate of corporates under the semi accrual basis. Under such basis, as established by the latest tax reform, the corporate tax will gradually increase until 2018.

As a result, the 2018 budget assumed a fiscal deficit of US$5.7 billion, or 1.9% of GDP, for 2018, compared to a projected fiscal deficit of US$7.3 billion, or 2.7% of GDP, for 2017. The 2018 budget assumed a structural fiscal deficit of 1.7% of GDP.

Government Revenue

Taxation

Tax revenues represented 13.4% of GDP for the nine months ended September 30, 2017, compared to 13.2% of GDP for the same period in 2016.

Recent Tax Reforms

On November 23, 2017, a law amending several provisions of the Income Tax Law and the Chilean Tax Code was passed by Congress including the following:

a)	the revocation of the business-platform tax regime contained in Article 41(d) of the Income Tax Law, excluding any new companies from joining such regimen from the date the law was published;

b)	the replacement of the black list of tax haven jurisdictions elaborated by the Chilean Ministry of Economy with a reference to certain general criteria that determine the existence of preferential tax regimes, contained in Article 41(h) of the Income Tax Law;

c)	the extension, until December 31, 2021, of the application of the transitory rule that entitles non-resident owners of Chilean companies subject to the partially integrated tax regime to use 100% of the corporate tax credit to pay the withholding tax on their profit withdrawals or dividend distributions, provided that their countries of residence have signed a double taxation treaty with Chile that is not yet in force (e.g., the United States). Additionally, the benefit was extended to non-residents whose countries of residence sign or have signed a double tax treaty before January 1, 2019; and

d)	the amendment of the rules regarding banking information secrecy, with the purposes of enabling the Chilean Internal Revenue Service (“Servicio de Impuestos Internos”) to request certain financial information of non-resident entities and individuals from local qualified institutions.

Government Expenditures

The following table provides a summary of government expenditures by category for the dates indicated:

Central Government Expenditures

(in billions of constant 2016 Pesos)

	2011	2012	2013	2014	2015	2016
National administration(1)	6,103	6,321	6,451	7,011	7,135	7,415
Social programs
Health	5,085	5,504	5,925	6,438	7,206	7,586
Housing	455	516	504	629	629	528
Social security	9,196	9,460	9,465	9,746	10,258	10,282
Education	5,585	6,070	6,635	6,929	7,671	8,423
Other social programs	373	414	412	424	445	478
Total	20,694	21,965	22,941	24,166	26,210	27,298
Economic programs(2)	4,124	4,086	4,296	4,577	5,056	5,129
Total central government expenditures	30,920	32,372	33,688	35,754	38,401	39,843
Interest payments on public debt	803	882	907	983	1,092	1,265

(1)	Includes government, defense, justice and security functions.
(2)	Includes promotion and regulation of economic activities as well as the support of infrastructure projects.

Source: Chilean Budget Office.

Government-owned Enterprises

The following table sets forth the central government’s share ownership and total assets of the principal state-owned enterprises as of September 30, 2017, and revenue and net income (loss) for the nine months ended September 30, 2017:

	Percentage of State Ownership as of September 30, 2017	Total Assets at September 30, 2017 (in millions of US$)	Revenue for the nine months ended September 30, 2017 (in millions of US$)	Net Income (Loss) for the nine months ended September 30, 2017 (in millions of US$)
Main Public Sector Enterprises:
Banco Estado (financial)	100.0	57,631	1,505.8	149.0
Codelco (copper)	100.0	34,874	9,751.6	315.4
ENAP (oil and gas)	100.0	6,560	4,698.0	38.4
Enami (mining)	100.0	439	907.8	(31.1)
EFE (railway)	100.0	2,377	52.8	(52.4)
Metro S.A. (Santiago’s subway)	100.0	7,430	388.7	11.7

Source: Chilean Budget Office.

Banco Estado

For the nine months ended September 30, 2017, Banco Estado recorded revenues of US$1,505 million, a 9.1% increase compared to the same period in 2016. For the nine months ended September 30, 2017, Banco Estado had net income of US$149 million, a 21.1% decrease compared to the same period in 2016.

Codelco

For the nine months ended September 30, 2017, Codelco recorded revenues of US$9,751.6 million, a 20.3% increase compared to the same period in 2016. For the nine months ended September 30, 2017, Codelco had a net income of US$315.4 million, a 200.6% increase compared to the same period in 2016.

Income tax payments and other taxes paid by Codelco to the Chilean Treasury for the nine months ended September 30, 2017 amounted to US$949 million.

ENAP

For the nine months ended September 30, 2017, ENAP recorded revenues of US$4,698 million a 23.7% increase compared to the same period in 2016. For the nine months ended September 30, 2017, ENAP had a net income of US$38.4 million, a 63.2% decrease compared to the same period in 2016.

Enami

For the nine months ended September 30, 2017, Enami recorded revenues of US$907.8 million, a 19.1% increase compared to the same period in 2016. For the nine months ended September 30, 2017, Enami had a net loss of US$31.1 million, a 28.7% decrease compared to the same period in 2016.

EFE

For the nine months ended September 30, 2017, EFE recorded revenues of US$52.8 million, a 18.2% increase compared to the same period in 2016. For the nine months ended September 30, 2017, EFE had a net loss of US$52.4 million, a 20.8% decrease compared to the same period in 2016.

In the nine months ended September 30, 2017, EFE had operating revenues derived from passenger transport (60.10%), cargo (24.5%) and real estate management (15.3%).

Metro

For the nine months ended September 30, 2017, Metro recorded revenues of US$388.7 million, a 9.9% increase compared to the same period in 2016. For the nine months ended September 30, 2017, Metro had a net income of US$11.7 million, a five times decrease compared to the same period in 2016.

Capitalization of Public Companies

On November 6, 2008, the President of the Republic introduced a bill that through amendments to Law No. 19,132 creates Televisión Nacional de Chile. The bill has been discussed by the Chamber of Deputies and the Senate. On November 7, 2017, the Senate approved with amendments the US$47,000,000 capitalization of Televisión Nacional de Chile. As of the date of this report, the amendments were being discussed by Congress.

PUBLIC SECTOR DEBT

External Debt

As of September 30, 2017, Chile’s total public sector external debt amounted to US$12.7 billion. The ratio of public sector external debt to GDP stood at 4.7%. Chile is current on all its obligations to the IMF and other multilateral organizations.

The following table sets forth the outstanding amount of public sector external debt by creditor as of the dates indicated:

Public Sector External Debt, By Creditor

(in millions of US$)

	As of December 31,										As of September 30, 2017
	2012		2013		2014		2015		2016
IDB	US$	562.9	US$	523.7	US$	478.6	US$	412.6	US$	581.6	US$	685.4
IBRD (World Bank)		111.9		98.2		96.9		100.7		185.2		169.2
Bonds		5,221.1		4,307.2		5,712.7		7,027.6		8,992.1		11,542.9
IDA (World Bank)		—		—		—		—		—		—
Others		238.7		230.5		256.1		236.3		321.9		317.1

Total	US$	6,134.6	US$	5,159.6	US$	6,544.3	US$	7,777.2	US$	10,080.8	US$	12,714.6

Source: Chilean Budget Office.

The following table sets forth public sector external debt by currency as of the date indicated:

Public Sector External Debt, by Currency

(in millions of US$)

	As of December 31,				As of September 30, 2017
	2015		2016
United States Dollar		4,703.7		5,821.1		7,145.9
Euro		2,459.1		3,608.5		4,886.3
Chilean Pesos		614.1		650.9		682.0
Other		0.4		0.3		0.3

Total	US$	7,777.2	US$	10,080.8	US$	12,714.6

Source: Chilean Budget Office.

The following table provides a summary of government expenditures by category for the dates indicated:

Amortization of Gross Total Consolidated Public Sector External Debt(1)

(in millions of US$)

	Outstanding as of September 30, 2017	2017	2018	2019	2020	2021	2022	2023 to Final Maturity
Central Government:
Multilateral organizations	855	15	75	73	61	48	34	549
Chilean Treasury bills	—	—	—	—	—	—	—	—
Chilean Treasury bonds	11,543	—	—	—	1,422	561	634	8,926
Bilateral and Others	317	19	40	38	38	31	22	131

Total	12,715	34	115	110	1,520	640	690	9,606

Chilean Central Bank:
Multilateral organizations	82	—	—	—	—	—	—	82
Bilateral creditors	—	—	—	—	—	—	—	—
Commercial banks	—	—	—	—	—	—	—	—
Other creditors	—	—	—	—	—	—	—	—
Bonds	350	—	—	—	—	—	—	350
SDR allocations (IMF)(2)	1,155	—	—	—	—	—	—	1,155

Total	1,587	—	—	—	—	—	—	1,587

Banco Estado:
Multilateral organizations	—	—	—	—	—	—	—	—
Bilateral creditors	—	—	—	—	—	—	—	—
Commercial banks	1,717	531	979	50	—	—	—	157
Banco Estado NY	260	40	100	20	—	100	—	—
Subtotal	1,977	571	1,079	70	—	100	—	157
Other creditors	3,065	704	213	—	782	—	496	870

Total	5,042	1,275	1,292	70	782	100	496	1,027

Non-financial public enterprises:
Multilateral organizations	1,060	16	32	332	32	332	316	—
Bilateral creditors	—	—	—	—	—	—	—	—
Commercial banks	4,250	858	1,888	305	143	464	364	430
Bonds	16,069	—	222	382	760	895	838	12,973
Other creditors	3,105	705	217	4	786	4	500	887

Total	24,484	1,579	2,359	1,023	1,720	1,695	2,018	14,290

Total Gross Public Sector External Debt	43,827	2,887	3,766	1,203	4,022	2,435	3,204	26,510

(1)	Includes medium- and long-term external debt.
(2)	Special Drawing Rights (Derechos Especiales de Giro) are an international asset reserve created by the IMF.

Source: Chilean Central Bank, Chilean Budget Office, Banco Estado and Chilean Treasury.

Total Consolidated Public and Private Sector External Debt

The following table sets forth approximate outstanding amounts of Chile’s public and private sector external debt as of the dates indicated:

Total Consolidated Public and Private Sector External Debt

(in millions of US$ except ratios and as noted)

	As of December 31,										As of September 30, 2017
	2012		2013		2014		2015		2016
Medium- and long-term debt
Public sector(1)	US$	24,346	US$	25,836	US$	29,217	US$	29,972	US$	33,519	US$	42,452
Private sector	US$	73,213	US$	89,664	US$	101,307	US$	102,794	US$	113,852	US$	114,003

Total medium- and long-term debt	US$	97,558	US$	115,500	US$	130,524	US$	132,766	US$	147,371	US$	156,455
Short-term debt
Public sector(1)	US$	3,411	US$	2,158	US$	2,068	US$	1,792	US$	1,791	US$	2,343
Private sector	US$	21,699	US$	18,694	US$	19,542	US$	23,205	US$	14,628	US$	14,767

Total short-term debt	US$	25,110	US$	20,851	US$	21,611	US$	24,997	US$	16,418	US$	17,110

Total short-, medium and long-term debt	US$	122,668	US$	136,351	US$	152,135	US$	157,764	US$	163,789	US$	173,565

Use of IMF credit		—		—		—		—		—		—
Total public(1) and private external debt, less reserves (in billions of U.S. dollars)	US$	81.0	US$	95.3	US$	111.7	US$	119.1	US$	123.3	US$	135.8

Total public(1) and private external debt/GDP		45.2%		51.8%		62.1%		70.3%		65.4%		63.5%

Total public(1) and private external debt/exports(2)		130.0%		150.9%		171.2%		183.9%		228.1%		228.3%

(1)	Includes central government, Chilean Central Bank and public enterprises as well as publicly guaranteed private debt.
(2)	Exports include goods and services.

Source: Chilean Central Bank.

Central Government External Bonds

As of September 30, 2017, Chile had the following global bonds outstanding:

•	3.875% US$739,844,000 Notes due August 5, 2020;

•	5.5% Ps.434,345,000,000 Notes due August 5, 2020;

•	3.25% US$561,204,000 Notes due September 14, 2021;

•	2.25% US$634,119,000 Notes due October 30, 2022;

•	1.625% €1,240,000,000 Notes due January 30, 2025;

•	3.125% US$758,262,000 Notes due March 27, 2025;

•	1.875% €1,650,000,000 Notes due May 27, 2030;

•	3.625% US$456,810,000 Notes due October 30, 2042;

•	1.75% €1,200,000,000 Notes due January 20, 2026;

•	3.125% US$1,349,122,000 Notes due January 21, 2026; and

•	3.86% US$1,541,831,000 Notes due June 21, 2047.

On June 21, 2017, the Republic issued €700,000,000 1.875% Notes due 2030 and US$1,541,831,000 3.860% Notes due 2047. A portion of the net proceeds of the issue was applied to purchase US$293,190,000 of the Republic’s 3.625% Global Notes due 2042.

Central Government Internal Bonds

The following table reflects the Chilean Treasury’s bond issuances since 2003:

Chilean Treasury Bond Issuances in the Local Market

(in millions of US$)(1)

As of December 31,	BTP- 5(2)	BTP- 7(3)	BTP- 10(4)	BTP- 20(5)	BTP- 30(6)	BTU- 5(7)	BTU- 7(8)	BTU- 10(9)	BTU- 20(10)	BTU- 30(11)	Total	% of GDP
2003	—	—	—	—	—	—	—	—	363	—	363	0.4
2004	—	—	—	—	—	—	—	—	773	—	773	0.7
2005	—	—	—	—	—	—	—	385	385	—	769	0.6
2006	—	—	—	—	—	—	—	—	—	—	—	0.0
2007	—	—	343	—	—	—	—	—	401	—	743	0.4
2008	—	—	318	—	—	—	—	—	702	583	1,603	1.1
2009	336	—	474	—	—	558	—	1,034	411	414	3,227	1.7
2010	—	—	801	—	—	641	1,099	1,558	1,374	1,374	6,847	2.9
2011	—	863	863	—	—	855	770	770	727	727	5,574	2.4
2012	—	—	521	519	—	483	229	455	516	638	3,361	1.2
2013	—	—	501	503	403	—	—	1,333	654	561	3,955	1.5
2014	247	—	387	519	280	—	—	662	602	466	3,163	1.3
2015	—	—	1,067	773	707	924	—	1,123	924	743	6,261	2.8
2016	1,062	—	1,463	743	743	1,499	—	1,499	756	756	8,521	3.4
2017(12)	2,511	—	—	759	638	1,293	—	—	1,173	981	7,356	2.7

(1)	Using the exchange rate at December 31 of the applicable year.
(2)	Peso-denominated internal bonds with a term of 5 years
(3)	Peso-denominated internal bonds with a term of 7 years.
(4)	Peso-denominated internal bonds with a term of 10 years.
(5)	Peso-denominated internal bonds with a term of 20 years.
(6)	Peso-denominated internal bonds with a term of 30 years.
(7)	UF-denominated bonds with a term of 5 years.
(8)	UF-denominated bonds with a term of 7 years.
(9)	UF-denominated bonds with a term of 10 years.
(10)	UF-denominated bonds with a term of 20 years.
(11)	UF-denominated bonds with a term of 30 years.
(12)	Amounts correspond to financing operations and do not include bonds issued solely to refinance outstanding bonds.

Source: Ministry of Finance.

Debt Service and Debt Restructuring

In the nine months ended September 30, 2017, the central government purchased US$293,190,000 of the Republic’s 3.625% Global Notes due 2042.

Total Consolidated Internal and External Debt of Non-Financial Public Enterprises

The following tables set forth the total domestic and external debt of non-financial public enterprises for the periods indicated:

Debt and Assets of Non-Financial Public Enterprises(1)

Consolidated (in millions of pesos of each year except as indicated)

	As of December 31,					As of September 30, 2017
	2012	2013	2014	2015	2016
Total financial debt	9,026,812	10,532,974	13,430,636	16,071,153	15,741,304	16,035,578
Financial debt, excluding debts owed to central government	9,026,812	10,532,974	13,430,636	16,071,153	15,741,304	16,035,578
Short-term(2)	1,181,417	1,127,000	1,100,174	1,342,042	1,068,512	1,073,327
Long-term(3)	7,845,395	9,405,974	12,330,462	14,729,110	14,672,792	14,962,251
Financial debt with central government(4)	—	—	—	—	—	—
Financial assets(5)	1,255,156	1,146,806	1,608,081	1,838,036	912,031	1,663,803
Net financial debt	7,771,656	9,386,168	11,822,555	14,233,117	14,829,272	14,371,775
Excluding central government	7,771,656	9,386,168	11,822,555	14,233,117	14,829,272	14,371,775

(1)	Includes Codelco, Enami, ENAP, Metro, EFE, Astilleros y Maestranzas de la Armada (Asmar), Empresa Nacional de Aeronáutica (Enaer), Casa de Moneda de Chile, Zofri S.A. and Correos de Chile; excludes Banco Estado and the Chilean Central Bank.
(2)	Includes short-term obligations with banks and financial institutions and current amounts due under long-term obligations, obligations with the public (bonds) and current amounts due to long-term credit providers.
(3)	Includes long-term obligations with banks and financial institutions, obligations with the public (bonds) and obligations owed to long-term credit providers.
(4)	Excludes tax on income and deferred taxes.
(5)	Includes cash, term deposits, net negotiable securities, financial investments in repurchase agreements.

Source: Ministry of Finance.

Net Consolidated Debt of the Chilean Central Bank and Central Government (as a % of GDP)

	As of December 31,					As of September 30, 2017
	2012	2013	2014	2015	2016
Net Consolidated Debt	(7.9)	(7.9)	(7.4)	(8.0)	(2.7)	(0.9)

Source: Chilean Central Bank, Chilean Budget Office and Comptroller General of the Republic.

Net Debt of the Chilean Central Bank

(in millions of pesos of each year)

	As of December 31,					As of September 30, 2017
	2012	2013	2014	2015	2016
Liabilities	19,749,320	18,592,976	20,193,733	20,336,735	21,032,035	18,983,639
Chilean Central Bank Notes and Bonds(1)	12,905,055	13,033,022	12,908,185	13,494,386	15,114,142	14,831,953
Fiscal Deposits	626,202	313,057	1,226,599	419,683	780,412	404,157
Others(2)	6,218,063	5,246,896	6,058,949	6,422,667	5,137,481	3,747,529
Assets without subordinated debt	21,169,733	21,669,897	24,744,603	27,530,130	27,211,437	25,167,266
Net International Reserves (in US$ million)	41,649	41,094	40,447	38,643	40,494	39,247
Others(3)	1,236,299	146,676	177,943	196,702	190,430	173,088
Total Net Debt without subordinated debt(1)(2)	(1,420,413)	(3,076,921)	(4,550,870)	(7,193,395)	(6,179,401)	(6,183,627)

(1)	Includes various notes and bonds of the Chilean Central Bank such as the Chilean Central Bank discountable promissory notes (PDBC), Chilean Central Bank indexed promissory notes (PRBC), Chilean Central Bank bonds in Chilean pesos (BCP), Chilean Central Bank bonds in UF (BCU), Chilean Central Bank bonds in U.S. dollars (BCD) and other instruments.
(2)	Includes other deposits and obligations, reciprocal agreements and other securities.
(3)	Includes net internal credit, excluding fiscal transfers, subordinated debt, SINAP obligations and popular capitalism, other securities from abroad, contributions to international organizations and other adjusted domestic securities.

Source: Chilean Central Bank.

Central Government Total Net Debt

(in millions of pesos of each year except as indicated)

	As of December 31,								As of September 30, 2017
	2013		2014		2015		2016
Debt in pesos	Ps.	15,285,636	Ps.	18,681,365	Ps.	22,523,188	Ps.	29,317,723	Ps.	33,608,051
External Debt		434,345		434,345		467,148		434,345		434,345
Domestic Debt		14,851,291		18,247,020		22,059,040		28,883,378		33,173,706
Assets in pesos		9,000,392		9,151,137		10,782,887		12,236,988		13,843,032
Assets in pesos, without public enterprises(1)		9,000,392		9,151,137		10,778,887		12,236,988		13,843,032
Chilean Central Bank Deposits		200,952		1,117,977		296,689		463,976		35
Financial debt of public enterprises with the Central government		—		—		4,000		—		—

Net debt in pesos(2)	Ps.	6,285,244	Ps.	9,530,228	Ps.	11,740,301	Ps.	17,080,735	Ps.	19,765,019
Debt in U.S. dollars (in US$ million)	US$	4,330	US$	5,829	US$	7,121	US$	9,430	US$	12,033
Treasury Bills with the Chilean Central Bank (in US$ million)		—		—		—		—		—
External Debt (in US$ million)		4,330		5,829		7,121		9,430		12,033
Assets in U.S. dollars, Chilean Central Bank Deposits(3) (in US$ million)		31,133		32,162		31,477		32,637		35,719

Net debt in U.S. dollars (in US$ million)	US$	(26,803)	US$	(26,333)	US$	(24,356)	US$	(23,207)	US$	(23,686)
Total Financial Debt(4)	Ps.	17,553,695	Ps.	22,221,911	Ps.	27,560,190	Ps.	35,610,201	Ps.	41,270,978
Total Financial Assets(5)		25,306,676		28,685,723		33,047,936		34,015,524		36,590,497

Total Net Financial Debt	Ps.	(7,752,981)	Ps.	(6,463,812)	Ps.	(5,487,747)	Ps.	1,594,677	Ps.	4,680,481

(1)	Does not include assets of the old scholarship system.
(2)	Includes CORFO.
(3)	Includes Oil Stabilization Fund, Sovereign Wealth Funds, Infrastructure Fund and governmental term deposits.
(4)	Debt in pesos plus debt in U.S. dollars.
(5)	Assets in pesos plus assets in U.S. dollars.

Source: Chilean Central Bank, Chilean Budget Office and Comptroller General of the Republic.

Public Debt Statistics

Central Government Indebtedness

As of September 30, 2017, central government liabilities represented 23.7% of GDP, and the net central government indebtedness totaled 2.7% of GDP, compared to 1.0% for the same period in 2016.

Chilean Central Bank Debt and Consolidated Debt

As of September 30, 2017, the assets of the Chilean Central Bank exceeded its liabilities, resulting in negative net indebtedness equivalent to 3.6% of GDP, compared to 3.5% of GDP as of September 30, 2016.

As of September 30, 2017, the negative net consolidated debt of the central government and the Chilean Central Bank, in the aggregate, represented 0.9% of GDP, compared to 4.6% of GDP (for the past 12 months) as of September 30, 2016.

Other Assets and Liabilities

As of September 30, 2017, the financial indebtedness of state-owned companies, excluding indebtedness owed to the Republic of Chile, amounted to approximately 9.2% of GDP, approximately, compared to 9.4% of GDP for the same period in 2016.

As of September 30, 2017, the total amount of debt of state-owned companies guaranteed by the Republic totaled 1.7% of GDP.

The central government estimates that liabilities to workers who migrated from the state-administered pension system to the privately administered system equals to 1.1% of GDP, as of September 30, 2017.